SCHEDULE A
to the
INVESTMENT ADVISORY AGREEMENT
Dated February 18, 2016 between
ETF SERIES SOLUTIONS
and
APTUS CAPITAL ADVISORS, LLC

The Trust will pay to the Adviser as compensation for the Adviser’s services rendered, a fee, computed daily at an annual rate based on the average daily net assets of the respective Fund in accordance with the following fee schedule:

Fund	Rate
Aptus Drawdown Managed Equity ETF	0.79%
Opus Small Cap Value Fund	0.79%
Aptus Defined Risk ETF	0.69%
Aptus Collared Income Opportunity ETF	0.79%
International Drawdown Managed Equity ETF	0.79%

IN WITNESS WHEREOF, the parties hereto have caused this Schedule A to be signed on their behalf by their duly authorized officers as of January 29, 2021.
ETF SERIES SOLUTIONS, on behalf of each Fund listed on this Schedule A

    By: /s/ Michael D. Barolsky
     Name: Michael D. Barolsky
     Title: Vice President

    APTUS CAPITAL ADVISORS, LLC

    By: /s/ John Goldsberry
     Name: John Goldsberry
     Title: Facilitator